UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                          TO

COMMISSION FILE NUMBER 1-12001

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Hourly 401(k) Plan for Represented Employees at Midland and Louisville
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007
with Report of Independent Registered Public Accounting Firm

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Audited Financial Statements
and Supplemental Schedule
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 27, 2008

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Investments at fair value:
Interest in registered investment companies	$9,905,885	$15,912,130
Interest in synthetic investment contracts	5,386,496	—
Interest in common collective trusts	2,845,908	1,336,482
Interest-bearing cash	283,258	—
Participant loans	699,671	556,555
Corporate common stocks	5,782	—

Total investments	19,127,000	17,805,167

Other liabilities	—	(908)

Net assets available for benefits at fair value	19,127,000	17,804,259
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,282	11,457

Net assets available for benefits	$19,146,282	$17,815,716

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Contributions:
Employee	$1,721,380
Rollovers	98,865

Total contributions	1,820,245

Investment income:
Net gain from interest in registered investment companies	935,279
Interest income	86,595
Net gain from common/collective funds	37,173
Net realized/unrealized loss on corporate common stocks	(521)
Other income	50,258

Total investment income	1,108,784

2,929,029

Distributions to participants	(1,598,162)
Fees	(301)

(1,598,463)

Net increase in net assets available for benefits	1,330,566
Net assets available for benefits at beginning of year	17,815,716

Net assets available for benefits at end of year	$19,146,282

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements
December 31, 2007
1. Significant Accounting Policies
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Investment Valuation
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Units of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The fair value of the participation units in common collective trusts is based on quoted redemption value on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs is estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is estimated based on the fair value of each contract’s supporting assets. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at unitized contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.
2. Description of the Plan
The following description of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was adopted by Jewel Acquisition, LLC (Jewel or the Company), effective June 1, 2004, for Jewel employees at the Midland and Louisville facilities who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Jewel (the Plan Sponsor) is a wholly-owned indirect subsidiary of Allegheny Technologies Incorporated (the plan administrator). The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986 (Code), to provide for a cash or deferred arrangement within the meaning of Section 401(k) of the Code, and to meet the requirements of the Employee Retirement Income Security Act of 1974 , as amended (ERISA).
On June 1, 2004, Jewel acquired the Midland and Louisville facilities from J&L Specialty Steel, LLC. Prior to June 1, 2004, J&L Specialty Steel, LLC sponsored a qualified defined contribution plan (J&L plan). As of the date of the acquisition of the plant assets at Midland and Louisville, Jewel adopted this Plan to permit eligible Jewel employees to participate in a qualified defined contribution plan and, should such individual employees who participated in the J&L plan choose, to roll over balances in the J&L plan to this Plan.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Overview:
This Plan is a qualified defined contribution plan that allows participants to contribute from 1% to 80% of their eligible pay on a pre-tax basis. Federal law limits the annual amount an employee can contribute on a pre-tax basis. However, participants who have attained age 50 by the end of the Plan Year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of, Section 414(v) of the Code.
With respect only to participants at the Midland plant, the applicable collective bargaining agreement mandates that each participant shall authorize the Company to contribute to the Plan, on the participant’s behalf, an elective employee contribution of one dollar ($1.00) per hour for each hour in which the participant is paid by the Company during the Plan Year.
A participant, while still employed, may elect in-service withdrawals at any time for all or part of the account balance, excluding any investment income. However, a participant cannot withdraw any portion prior to attainment of age 59-1/2 unless the Plan administrator determines that the participant has a “hardship” within the meaning of Section 401(k) (2) (B) of the Code.
A participant may roll money into the Plan from a former employer’s qualified plan or IRA.
A participant may borrow up to 50% of the account value while an active employee subject to a minimum loan amount of $500, but may not have more than three loans outstanding at one time. All contributions by participants, and any made on their behalf, are participant-directed into any of the investment options offered under the Plan. Participants shall at all times be 100% vested in their contributions, and any made on their behalf, to the Plan.
3. Investments
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007	2006
American Funds Growth Fund of America	$4,481,158	$—
MFS Value Fund	2,694,578	—
State Street Global Advisors S&P 500 Index Fund	1,393,728	—
American Funds Europacific Growth Fund	1,278,165	—
Barclays Global Investors Asset-Backed Securities Index Fund**	978,803	—
T. Rowe Price Prime Reserve Fund	—	4,290,941
T. Rowe Price Growth Stock Fund	—	3,033,744
T. Rowe Price Equity Income Fund	—	3,004,884
T. Rowe Price Equity Index Fund	—	1,626,515
T. Rowe Price Stable Value Common Trust Fund*	—	1,347,939

*	Contract value

**	Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2007	2006
Monumental Life Ins. Co. Constant Duration SIC	$1,305,623	—
Rabobank Constant Duration SIC	1,327,992	—
The Standish Mellon Stable Value Fund (the Fund) is a separate account that invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2007, the interest crediting rates ranged from 4.30 % to 5.32%.
Average yields for all fully benefit-responsive investment contracts for the year ended December 31, 2007 were 4.72% based on actual earnings and 4.57% based on the interest rate credited to participants.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated January 5, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified, and the related trust is tax-exempt.
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809       Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$458,209
American Funds Europacific Growth Fund	1,278,165
American Funds Growth Fund of America	4,481,158
MFS Value Fund	2,694,578
Lord, Abbott Mid Cap Value Fund	121,232
MSIF Small Company Growth Fund	777,976
Western Asset Core Plus Bond Fund	94,567

Total registered investment companies	$9,905,885

Corporate Common Stock
Allegheny Technologies Incorporated*	$5,782

Participant loans* (8.25% to 9.25%, with maturities through 2020)	$699,671

Interest-Bearing Cash
Mellon Stable Value Fund	$186,412
Natixis Financial	96,846

$283,258

Common Collective Trusts
Standish Mellon Stable Value Fund	$112,222
SEI Fund	50,052
State Street Global Advisors Target Retirement Income Fund	1,203
State Street Global Advisors Target Retirement Income Fund 2010	40,704
State Street Global Advisors Target Retirement Income Fund 2015	312,940
State Street Global Advisors Target Retirement Income Fund 2020	319,528
State Street Global Advisors Target Retirement Income Fund 2025	170,905
State Street Global Advisors Target Retirement Income Fund 2030	183,867
State Street Global Advisors Target Retirement Income Fund 2035	215,734
State Street Global Advisors Target Retirement Income Fund 2040	23,961
State Street Global Advisors Target Retirement Income Fund 2045	4,798
State Street Global Advisors S&P 500 Index Fund	1,393,728
Sate Street Global Advisors MSCI ACWI Ex-Us Fund	16,266

$2,845,908

Fixed Maturity Synthetic Contracts:
Credit Cards, CCIT 03-A6 A6	$47,939
Rate Redu Bonds, COMED 98-1 A7	16,110
Fannie Mae, FNR 2002-74 LC	22,047
Freddie Mac, FHR 2627 BU	81,294
Freddie Mac, FHR 2640 TL	47,767
Freddie Mac, FHR 2715 ND	52,135

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809       Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Freddie Mac, FHR 2760 EB	48,190
Freddie Mac, FHR 2786 PC	24,178
Freddie Mac, FHR 2865 PQ	71,537
Freddie Mac, FHR 2866 XD	71,535
Freddie Mac, FHR 2870 BD	48,300
Freddie Mac, FHR 2888 OW	33,919
GNMA Project Loans, GNR 06-51 A	56,627
Rate Redu Bonds, PSNH 01-1 A2	10,067
Bank of America, N.A. Wrap contract	(757)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	630,888

Rate Redu Bonds, DESF 01-1 A3	9,274
Freddie Mac, FHR 2539 PR	9,248
Rabobank Wrap contract	(5)

Rabobank Fixed Maturity Synthetic Contract ATI020101	18,517

Auto, BASAT 06-G1 A4	72,850
CMBS, CD 05-CD1 A2 FX	24,242
Rate Redu Bonds, CNP 05-1 A2	73,387
Freddie Mac, FHR 2631 LB	45,631
Freddie Mac, FHR 2681 PC	72,686
Freddie Mac, FHR 2778 KR	23,959
Freddie Mac, FHR 2981 NB	55,548
CMBS, MLMT 05-CIP1 A2	96,369
CMBS, MLMT 05-CKI1 A2	48,551
State Street Bank Wrap contract	(2,069)

State Street Bank Fixed Maturity Synthetic Contract 105028	511,154

CMBS, BSCMS 05-T18 A2	35,895
CMBS, BSCMS 99-WF2 A2	58,995
CMBS, BSCMS 03-T12 A2	43,930
CMBS, CASC 98-D7 A1B	58,145
Credit Cards, COMET 03-A4 A4	71,821
Credit Cards, CCCIT, 03-A3 A3	60,506
CMBS, DLJCM 98-CF2 A1B	43,499
Freddie Mac, FHR 2663 ML	84,656
Freddie Mac, FHR 2763 PC	63,544
Freddie Mac, FHR 2921 NV	35,834
Freddie Mac, FHR 2934 OC	48,679
CMBS, HFCMC 99-PH1 A2	40,968
CMBS, JPMCC 05-LDP2 A2	47,749
Credit Cards, MBNAS 03-A1 A1	60,117
CMBS, MSC 99-CAM1 A4	17,172
Auto, NALT 06-A A4	97,285

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809       Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Auto, VWALT 06-A A4	36,491
Union Bank of Switzerland Wrap contract	3,314

Union Bank of Switzerland Fixed Maturity Synthetic Contract 2970	908,600

Total Fixed Maturity Synthetic Contracts	$2,069,159

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$84,748
Barclays Global Investors, Asset-Backed Sec Index Fund	383,315
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	130,955
Barclays Global Investors, Int Term Credit Bond Index Fund	325,577
Barclays Global Investors, Int Term Government Bond Index Fund	105,427
Barclays Global Investors, Long Term Government Bond Index Fund	6,873
Barclays Global Investors, Mortgage-Backed Sec Index Fund	262,427
Monumental Life Ins. Co. Wrap contract	6,301

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	1,305,623

Barclays Global Investors, 1-3 Year Government Bond Index Fund	86,025
Barclays Global Investors, Asset-Backed Sec Index Fund	389,087
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	132,938
Barclays Global Investors, Int Term Credit Bond Index Fund	330,475
Barclays Global Investors, Int Term Government Bond Index Fund	107,035
Barclays Global Investors, Long Term Government Bond Index Fund	6,878
Barclays Global Investors, Mortgage-Backed Sec Index Fund	266,380
Rabobank Wrap contract	9,174

Rabobank Constant Duration Synthetic Contract ATI060301	1,327,992

Barclays Global Investors, 1-3 Year Government Bond Index Fund	45,633
Barclays Global Investors, Asset-Backed Sec Index Fund	206,401
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	70,514
Barclays Global Investors, Int Term Credit Bond Index Fund	175,311
Barclays Global Investors, Int Term Government Bond Index Fund	56,768
Barclays Global Investors, Long Term Government Bond Index Fund	3,701
Barclays Global Investors, Mortgage-Backed Sec Index Fund	141,352
State Street Bank Wrap contract	3,324

State Street Bank Constant Duration Synthetic Contract 107073	703,004

Total Constant Duration Synthetic Contracts	$3,336,619

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

Date: June 30, 2008	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)